CUSIP No. 81-4239109                                           Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                             UNITED FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   81-4239109
                                 (CUSIP Number)

                                  Kurt R. Weise
                             United Financial Corp.
                               5500 Wayzata Blvd.
                                    Suite 145
                             Golden Valley MN 55416
                                 (763) 542-3001

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 81-4239109                                           Page 2 of 8 Pages


======= ========================================================================
 1      NAME OF REPORTING PERSON

        JOHN M. MORRISON
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS

        PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------- ------------------------------------------------------------------------
     NUMBER OF              7      SOLE VOTING POWER

       SHARES                      479,572
                         --------- ---------------------------------------------
    BENEFICIALLY            8      SHARED VOTING POWER

      OWNED BY                     0
                         --------- ---------------------------------------------
        EACH                9      SOLE DISPOSITIVE POWER

     REPORTING                     479,572
                         --------- ---------------------------------------------
       PERSON               10     SHARED DISPOSITIVE POWER

        WITH                       0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         479,572 (EXCLUDES 29,625 HELD BY SPOUSE)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         29.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
======= ========================================================================

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CUSIP No. 81-4239109                                           Page 3 of 8 Pages


======= ========================================================================
 1      NAME OF REPORTING PERSON

        SUSAN M. MORRISON, INDIVIDUALLY AND AS TRUSTEE
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS

        PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------- ------------------------------------------------------------------------
     NUMBER OF              7      SOLE VOTING POWER

       SHARES                      29,625
                         --------- ---------------------------------------------
    BENEFICIALLY            8      SHARED VOTING POWER

      OWNED BY                     0
                         --------- ---------------------------------------------
        EACH                9      SOLE DISPOSITIVE POWER

     REPORTING                     29,625
                         --------- ---------------------------------------------
       PERSON               10     SHARED DISPOSITIVE POWER

        WITH                       0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,625 (EXCLUDES 479,572 HELD BY JOHN M. MORRISON)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             [X]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.8%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
======= ========================================================================

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CUSIP No. 81-4239109                                           Page 4 of 8 Pages


The Amendment #4 to Schedule 13D of John M. Morrison and Susan M. Morrison relates to common stock of United Financial Corp. and is being filed to report additional shares acquired by John M. Morrison.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D is being filed jointly by John M. Morrison, individually and Susan M. Morrison, individually and as trustee, for the common shares of United Financial Corp, 120 1st Ave. North, Great Falls, Montana.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: John M. Morrison, individually, and Susan M. Morrison, individually and as Trustee

         (b)      Residence or Business Address:
                           5500 Wayzata Blvd., Suite 145
                           Golden Valley MN 55416

         (c)      Present Principal Occupation:
                           John M. Morrison--Chairman, United Financial Corp., Chairman of Central Bancshares Inc.
                           See item 2(b) for address

                           Susan M. Morrison - Home maker

         (d) Convictions in the last 5 years: John M. Morrison NONE Susan M. Morrison NONE

         (e)      Securities law violations in the last 5 years:
                  John M. Morrison  NONE
                  Susan M. Morrison  NONE

         (f) Citizenship: United States of America for both John M. Morrison and Susan M. Morrison


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 9, 2001, Mr. Morrison acquired indirectly 19,570 shares of United Financial Corp., through a 100% owned company of Mr. Morrison, Central Financial Services, Inc., an S Corporation. Central Financial had loaned money to another entity, secured by the United Financial stock. Central Financial accepted the stock in-lieu of payment on the loan. The value of the stock on that date was $16.50 per share, or an aggregate total of $322,905.

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CUSIP No. 81-4239109                                           Page 5 of 8 Pages


ITEM 4.  PURPOSE OF TRANSACTION

         The acquisition of these shares was in conjunction with the collection of a debt previously contracted, as described in Item 3.

         As reported under Item 2, John M. Morrison currently is the Chairman of United Financial Corp. (the "Company"). As such, it can be expected that Mr. Morrison will be called upon from time to time to give consideration to proposals that the Company engage in transactions of one or more of the other types listed below. Except as previously disclosed, neither John nor Susan Morrison have plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         John M. Morrison beneficially owns 479,572 shares (29.7% of the outstanding shares of United) of the aggregate of 509,197 (31.5%) reported hereby and has the sole voting power and dispositive power with respect thereto. Of the 479,572 shares, 63,000 are held by Central Bancshares Inc., of which Mr. Morrison owns 100% of the outstanding common stock and 13,400 shares are held in Mr. Morrison's IRA, and 19,570 are held in Central Financial Services Inc., an S Corporation controlled 100% by Mr. Morrison. Susan M. Morrison holds 29,625 shares, (1.8%). 19,570 are reported by Mrs. Morrison as trustee of one trust for a child of John and Susan Morrison. 1,000 shares are held in Mrs. Morrison's IRA and 9,055 are held directly. Susan M. Morrison has the sole voting and dispositive power for the trusts. Neither reporting person shares voting or dispositive power with respect to shares held by the other reporting person. Each reporting person disclaims beneficial ownership with respect to the shares held by the other reporting person.

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CUSIP No. 81-4239109                                           Page 6 of 8 Pages


         Transactions effected in the past 60 days by John M. Morrison are as follows:


----------------- ---------------------- -------------------- ------------------
      DATE           NUMBER OF SHARES      PRICE PER SHARE       TOTAL COST ($)
----------------- ---------------------- -------------------- ------------------
   12/21/2000             -5,625                 gifted                   N/A
----------------- ---------------------- -------------------- ------------------
    2/09/01               19,570                  16.50            322,905.00
----------------- ---------------------- -------------------- ------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         NONE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


A.       Written Agreement to File Jointly

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CUSIP No. 81-4239109                                           Page 7 of 8 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: February, 9, 2001

                                       -----------------------------------------
                                       John M. Morrison, individually



                                       -----------------------------------------
                                       Susan M. Morrison, individually and as
                                       Trustee

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CUSIP No. 81-4239109                                           Page 8 of 8 Pages


                                    EXHIBIT A
                                 To Schedule 13D

         The undersigned, John M. and Susan M. Morrison, Trustee, hereby agree that this Schedule 13D shall be filed on behalf of each of them.

Dated: February 9, 2001

                                       -----------------------------------------
                                       John M. Morrison, individually



                                       -----------------------------------------
                                       Susan M. Morrison, individually and as
                                       Trustee